UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41319

POET TECHNOLOGIES INC.
(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste 1107
Toronto, Ontario, M4P 1E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On November 30, 2023, POET Technologies Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Maxim Group LLC (the “Underwriter”) relating to the public offering in the United States of 1,600,000 common shares of the Company, without par value (the “Common Shares”), and warrants to purchase up to 1,600,000 Common Shares (the “Warrants”) at a combined public offering price for each Common Share and accompanying Warrant of $0.90 (the “Offering”). The Warrants have an exercise price of $1.12 per Common Share, subject to adjustment as set forth in the Underwriting Agreement, are immediately exercisable and will expire five years from the date of issuance. Pursuant to the terms of the Underwriting Agreement, the Company also granted the Underwriter an option, exercisable for 45 days after the date of the Underwriting Agreement, to purchase up to an additional 240,000 Common Shares and/or Warrants to purchase up to an additional 240,000 Common Shares (the “Over-Allotment Option”). On December 1, 2023, the Underwriter partially executed the Over-Allotment Option to purchase 186,000 additional Common Shares and additional Warrants to purchase up to 186,000 Common Shares.

On December 4, 2023, the Company closed the Offering and received gross proceeds of approximately $1.6 million before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

Maxim Group LLC acted as sole book-running manager for the Offering.

Bennett Jones LLP, Canadian counsel to the Company, and Katten Muchin Rosenman LLP, U.S. counsel to the Company, delivered opinions as to the validity of the securities in the Offering, copies of which are attached to this report on Form 6-K as Exhibits 5.1 and 5.2, respectively, and are incorporated by reference herein.

The Common Shares and accompanying Warrants were offered pursuant to an effective Registration Statement on Form F-3 (File No. 333-273853), including the base prospectus filed as part thereof (the “Base Prospectus”), which was filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), on August 9, 2023 and declared effective by the SEC on August 18, 2023 (the “Registration Statement”), and a prospectus supplement to the Base Prospectus, dated November 30, 2023, which was filed on December 1, 2023 with the SEC under the Securities Act.

The foregoing descriptions of the Underwriting Agreement and the Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the Underwriting Agreement and the Warrants, copies or forms of which are attached hereto as Exhibits 1.1 and 4.1, respectively, and which are incorporated by reference herein.

The Underwriting Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company. The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriter, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Underwriting Agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Underwriting Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Underwriting Agreement, and this subsequent information may or may not be fully reflected in the Company’s public disclosures.

Incorporation by Reference

The foregoing information contained in this Report on Form 6-K (this “Report”) and Exhibits 1.1, 4.1, 5.1, 5.2, 23.1 and 23.2 filed herewith are hereby incorporated by reference to the Registration Statement and are deemed to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC.

Furnishing of Press Release

On December 4, 2023, the Company issued a press release announcing the closing of the Offering, a copy of which is attached hereto as Exhibit 99.1, which press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

Exhibit No.	Description

Exhibit 1.1	Underwriting Agreement, by and between POET Technologies Inc. and Maxim Group LLC, dated November 30, 2023
Exhibit 4.1	Form of Warrant
Exhibit 5.1	Opinion of Bennett Jones LLP
Exhibit 5.2	Opinion of Katten Muchin Rosenman LLP
Exhibit 23.1	Consent of Bennett Jones LLP (included in Exhibit 5.1)
Exhibit 23.2	Consent of Katten Muchin Rosenman LLP (included in Exhibit 5.2)
Exhibit 99.1	Press release dated December 4, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POET TECHNOLOGIES INC.
(Registrant)

Date: December 4, 2023	/s/ THOMAS MIKA
Thomas Mika
Executive Vice President and Chief Financial Officer